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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934

                     American Opportunity Income Fund, Inc.
                                      (OIF)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    028727105
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 12, 1998
             (Date of Event which Requires Filing of this Statement)

    If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (Page 1 of 6 pages)
                             There are no exhibits.

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CUSIP No. 028727105              SCHEDULE 13D                Page 2 of 6 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Karpus Management, Inc. d/b/a Karpus Investment Management ID# 16-1290558

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

          AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

          New York

                         7.   Sole Voting Power

                                   687,638 shares
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                                   687,638 shares
     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          687,638 shares

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row 11

          3.03%

14.  Type of Reporting Person*

          IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDE EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1   Security and Issuer
         Common Stock
         American Opportunity Income Fund, Inc.
         Piper Capital Management, Inc.
         222 South Ninth Street
         Minneapolis, Minnesota   55402-3804

ITEM 2   Identity and Background
         a) Karpus Management, Inc. d/b/a Karpus Investment Management
             ("KIM")
         George W. Karpus, President , Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
         Sophie Karpus, Director
         b) 14 Tobey Village Office park
              Pittsford, New York   14534
         c) Principal business and occupation- Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others,. specializing in conservative asset management (i.e. fixed income investments).
         d)  None of George W. Karpus, JoAnn VanDegriff or Sophie
             Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding ( excluding traffic violations).
         e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f) Each of the Principals is a United States citizen. KIM is a New York Corporation

ITEM 3   Source and Amount of Funds or Other Considerations
         KIM, an independent investment advisor, has accumulated shares of OIF on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts

ITEM 4   Purpose of Transaction.
         KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of OIF fit the investment guidelines for various Accounts. Shares have been acquired since 2/1/96. KIM intends to influence management and the Board of Directors to represent shareholder interest and to take steps to close the discount to net asset at which the fund currently trades which may include a proposal at the next shareholder meeting.

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ITEM 5   Interest in Securities of the Issuer
         a) As of the date of this Report, KIM owns 687,638 Shares which represents 3.03% of the outstanding Shares. None of the Principals owns any other Shares except for Karpus Investment Management
         Profit Sharing Plan which purchased 1,000 shares on December 10, 1997 at a price of $6.125 per share.
         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) Open market purchases or sales since February 1, 1996 for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.

Purchase    Shares         Price per        Purchase    Shares       Price Per
Date        Purchased      Share            Date        Purchased    Share

 2/1/96        8,500          5.75          12/3/96       53,700        5.875
 2/8/96        3,300          5.75          2/21/97        3,000            6
 2/9/96       23,700          5.75          2/27/97        2,500            6
2/20/96       12,700          5.75          3/12/97       -9,800            6
2/21/96       24,100          5.75          3/13/97       -3,700            6
2/22/96       10,200          5.75          3/20/97        9,000        5.875
2/23/96       21,300          5.75          3/20/97       -2,000            6
2/26/96       10,000          5.75           4/9/97       -2,500         5.75
 3/6/96       10,800         5.625          4/29/97        3,000        5.875
 3/7/96        1,200         5.625           5/1/97        4,000        5.875
 3/8/96        5,000         5.625           5/9/97        5,000        5.875
3/15/96        3,000           5.5          5/14/97       -3,500            6
3/18/96          700           5.5          5/15/97       -3,000            6
 4/1/96          200           5.5          5/19/97       -1,600            6
 4/2/96       12,300           5.5          5/20/97       -1,900            6
 4/3/96        8,500           5.5           6/9/97       10,000       5.9375
 4/4/96        1,000           5.5           7/1/97        2,900            6
 4/8/96        1,500           5.5           7/2/97       14,900            6
 4/9/96       18,700           5.5           7/3/97        5,700            6
4/10/96        5,000           5.5           7/8/97       10,000       6.0625
4/26/96        2,500           5.5          7/16/97        8,700        6.125
6/14/96       42,400          5.25          7/17/97        4,600        6.125
6/17/96       11,400          5.25          7/18/97        1,700        6.125
6/26/96        -5000         5.625           8/5/97        7,500        6.125
9/13/96       34,900          5.75           8/6/97        4,700        6.125
9/16/96        4,100          5.75           8/7/97       17,800        6.125
11/5/96        9,500         5.875           8/8/97       13,700        6.125

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Purchase    Shares         Price per        Purchase    Shares       Price Per
Date        Purchased      Share            Date        Purchased    Share

 8/11/97       7,700         6.125         11/26/97       18,000        6.125
 8/13/97       8,800         6.125         11/28/97        6,500        6.125
 8/14/97       6,200         6.125          12/1/97        1,000       6.0625
 8/15/97       7,400         6.125          12/1/97      -15,143         6.66
 8/19/97       6,200         6.125          12/2/97        1,500        6.125
 8/27/97      34,300         6.125          12/3/97        1,800       6.0625
 8/28/97      15,700         6.125          12/4/97        7,700       6.0625
  9/2/97       6,800        6.6025          12/5/97       41,500       6.0625
  9/3/97       7,500        6.0625          12/8/97     -167,762         6.66
  9/4/97       6,800        6.0625          12/8/97       81,600       6.0625
  9/5/97       3,000        6.0625          12/9/97       37,743       6.0625
  9/8/97       5,500        6.0625         12/10/97       49,000       6.0625
  9/9/97       9,100        6.0625         12/29/97        5,500       6.0625
 9/10/97       8,000        6.0625
 9/11/97       3,300        6.0625
11/20/97       3,000         6.125
11/24/97       6,200         6.125
11/25/97      46,300         6.125

         Sale transactions of 12/1/97 and 12/8/97 were tendered to Fund. The above listed transactions have totaled 687,638 shares. The Accounts have the right to receive all dividends from, any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
         Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of OIF securities.

ITEM 7   Materials to be Filed as Exhibits
         Not applicable.

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                           Karpus Management, Inc.

January 12, 1998                           By: /s/ George W. Karpus
----------------                               --------------------------------
        Date                                     Signature

                                               George W. Karpus, President
                                               --------------------------------
                                               Name/Title